FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Disclosure:	“First quarter 2013 sales $4.6 billion”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart		Lars Oestergaard
		USA	+ 1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland, April 18, 2013

First quarter 2013 sales $4.6 billion

•	Integrated regional sales up 8 percent at constant exchange rates
•	Continuing momentum, growth across all regions
•	High grower profitability supporting ongoing technology adoption

In the first quarter of 2013 integrated sales increased by 8 percent at constant exchange rates, with volumes up 6 percent and prices 2 percent higher.  Group sales including Lawn and Garden were up by 7 percent: excluding the impact of acquisitions and divestments in Lawn and Garden, group sales were up 8 percent.  Reported sales were 6 percent higher at $4.6 billion.

Integrated regional sales

In Europe, Africa and the Middle East sales were up 10 percent driven in particular by the CIS, with further expansion of the product portfolio and higher acreage expectations for spring crops.  Growth was also strong in South East Europe and in France, where new fungicide launches and corn and cereal herbicides played a key role.  Sales in Italy and in some northern European countries were lower owing to cold wet weather which has delayed the start to the season.  North America saw continuing strong growth in crop protection with sales up 14 percent despite a prolonged winter.  Significant contributions came from the corn herbicide CALLISTO® and from VIBRANCE® seed care, which has recently been launched and achieved sales of more than $50 million in the quarter.

Latin America completed a strong season driven by Brazil, where fungicide sales were up by more than 30 percent and sales of insecticides also grew significantly owing to increased insect pressure in soybean and cotton.  Crop protection sales for sugar cane expanded as technology adoption continues.  In Asia Pacific, growth was concentrated in the emerging markets of ASEAN, more than offsetting another difficult season due to weather in Australasia.  Seeds continued their growth trajectory led by corn, with strong demand for treated hybrids.

Syngenta – April 18, 2013 / Page 1 of 4

Product line sales

Double digit growth in Selective herbicides was led by corn herbicides and by AXIAL® on cereals, notably in France.  Non-selective herbicides rebounded from a weak first quarter in 2012 largely due to TOUCHDOWN® which saw significant volume and price advances.  Growth in Fungicides was more moderate, with strength in Brazil, France and the CIS partly offset by adverse weather in some countries and by lower US sales.  SEGURIS® was successfully launched in Central Europe having received full EU regulatory approval in 2012.  Growth in Insecticides was driven in Brazil by ACTARA® and in the USA by FORCE®, which continued to demonstrate its value as part of integrated corn rootworm management programs.  Seed care sales increased by more than 20 percent led by the successful launch of VIBRANCE®; CRUISER® continued its expansion in emerging markets with strong growth in both Latin America and Asia Pacific.

In Corn and soybean seeds, sales expanded rapidly in the CIS and in Asia Pacific.  North American corn sales excluding the impact of lower licensing income were broadly flat following a strong fourth quarter performance in 2012.  Soybean sales were slightly lower as a late spring delayed purchasing.  In Diverse field crops strong growth in sunflower, notably in Eastern Europe, more than offset a significant decline in sugar beet reflecting lower acreage in Europe and the USA.  Vegetables continued the upturn evident at the end of 2012, with a more positive environment for growers in the Americas and Asia Pacific.

Lawn and Garden

Lawn and Garden sales of $200 million reflected the impact of divestments which will significantly improve the profitability of the business.  Excluding both acquisitions and divestments sales were unchanged.

Mike Mack, Chief Executive Officer, said: “Business momentum was sustained in the first quarter of 2013 despite adverse weather in March delaying northern hemisphere plantings.  Farmer sentiment remains strong and we will continue to drive innovative offers through a commercial organization which is now fully integrated in all territories.  For the full year, we expect the impact of currencies and chemical raw materials to be broadly neutral and cost efficiencies to help offset lower licensing income and higher production costs in seeds.  We also expect to generate significant free cash flow and sales growth in line with the target for our eight key crops of $25 billion in 2020.”

Syngenta is one of the world’s leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions.Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties.Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – April 18, 2013 / Page 2 of 4

Unaudited first quarter sales

	For the quarter ended March 31,
($m)	2013	2012	Actual %	CER1%
Group sales
Europe, Africa and Middle East	1,936	1,759	+10	+10
North America	1,341	1,269	+6	+6
Latin America	568	497	+14	+14
Asia Pacific	525	530	-1	+2
Total regional sales	4,370	4,055	+8	+8
Lawn and Garden	200	249	-20	-19
Group sales	4,570	4,304	+6	+7

Crop Protection by region
Europe, Africa and Middle East	1,267	1,166	+9	+9
North America	890	784	+14	+14
Latin America	500	429	+16	+16
Asia Pacific	468	482	-3	-
Total	3,125	2,861	+9	+10

Seeds by region
Europe, Africa and Middle East	686	605	+14	+14
North America	460	496	-7	-7
Latin America	78	76	+2	+2
Asia Pacific	58	48	+20	+22
Total	1,282	1,225	+5	+5

Sales by business
Crop Protection	3,125	2,861	+9	+10
Seeds	1,282	1,225	+5	+5
Elimination of Crop Protection sales to Seeds	(37)	(31)	n/a	n/a
Total regional sales	4,370	4,055	+8	+8
Lawn and Garden	200	249	-20	-19
Group sales	4,570	4,304	+6	+7
1	Growth at constant exchange rates.

Syngenta – April 18, 2013 / Page 3 of 4

Unaudited first quarter product line sales

	For the quarter ended March 31,
($m)	2013	2012	Actual %	CER1%
Selective herbicides	1,011	912	+11	+11
Non-selective herbicides	302	234	+29	+30
Fungicides	926	901	+3	+3
Insecticides	480	462	+4	+5
Seed care	379	314	+21	+21
Other crop protection	27	38	-31	-28
Total Crop Protection	3,125	2,861	+9	+10
Corn and soybean	700	707	-1	-1
Diverse field crops	415	356	+16	+17
Vegetables	167	162	+3	+3
Total Seeds	1,282	1,225	+5	+5
Elimination of Crop Protection sales to Seeds	(37)	(31)	n/a	n/a
Lawn and Garden	200	249	-20	-19
Group sales	4,570	4,304	+6	+7
1	Growth at constant exchange rates.

Syngenta – April 18, 2013 / Page 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	April 18, 2013	By:	/s/ Sandra Bürli-Borner
			Name:	Sandra Bürli-Borner
			Title:	Policy Steward

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration